Exhibit 99.1

ELBIT IMAGING ANNOUNCES
ANNUAL GENERAL MEETING

Tel Aviv, Israel, November 20, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”), today announced that it has scheduled its 2008 Annual General Meeting of Shareholders to take place Thursday, December 25, 2008 at 11:00 a.m. (Israel time), at the offices of the Company, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel. The record date for the meeting is November 25, 2008.

The agenda of the meeting is as follows:

1.	To elect the following members of the Board of Directors: Mordechay Zisser, Abraham (Rami) Goren, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz.

2.	To elect Ms. Elina Frenkel Ronen as an external director to the Board of Directors.

3.	To amend the Articles of Association of the Company relating to the approval of director compensation.

4.	To approve the compensation of directors, other than Mr. Mordechay Zisser, the Company’s Executive Chairman.

5.	To re-appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services.

6.	To approve D&O liability insurance coverage for the benefit of the Company’s directors.

7.	To amend the terms of options of the Company held by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors.

8.	To approve an option grant by InSightec Ltd. to Mr. Mordechay Zisser, the Company’s Executive Chairman of the Board of Directors.

9.	To discuss the financial statements of the Company for the year ended December 31, 2007.

Items 1, 3, 4 (excluding equity-based compensation of external directors), 5 and 6 (except as discussed below) require the approval of a simple majority of the shares voted on the matter. Items 2 and 4 (with respect to equity-based compensation of external directors) require the approval of a majority of the shares voted on the matter including at least one-third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares). Items 7 and 8 require the approval of a majority of the shares voted on the matter. In addition, since Items 7 and 8 involve an indirect controlling shareholder of the Company, they also require that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding shares. Item 9 will not involve a vote of the shareholders.

With respect to Item 6, the coverage of Mr. Mordechay Zisser, who is an indirect controlling shareholder of the Company, in the Company’s D&O insurance policy requires the approval of a simple majority of the shares voted on the matter, unless the holders of 1% or more of the outstanding shares notify the Company in writing, no later than December 4, 2008 that they request a special vote. Such request must include appropriate evidence of share ownership in the Company. In the event that such a request is duly submitted, Item 6 will also require that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding shares. The Company’s audit committee and board of directors have determined that the coverage of Mr. Zisser under the Company’s D&O policy is identical to the coverage of all other directors and officers of the Company, is on market terms and is not expected to materially affect the Company’s profitability, assets or liabilities.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about November 28, 2008, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members. The proxy statement will also be available from the Company and the following websites: www.sec.gov, www.magna.isa.gov.il and www.maya.tase.co.il.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com
Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com